SUBJECT TO COMPLETION, DATED OCTOBER 4, 2000

PROSPECTUS SUPPLEMENT                                FILING UNDER RULE 424(B)(5)
(TO PROSPECTUS DATED AUGUST 7, 2000)                 REGISTRATION NO. 333-41882

$  ,000,000

ALLETE
(LEGALLY INCORPORATED AS MINNESOTA POWER, INC.)

FLOATING RATE SENIOR NOTES DUE OCTOBER   , 2003

ALLETE will pay interest, in cash, on the Senior Notes on January , April , July , and October , of each year, beginning January , 2001. Except in certain circumstances described in this prospectus supplement, the per annum interest rate on the Senior Notes for each interest period will be reset quarterly based on LIBOR plus . %.

The Senior Notes shall not be redeemable prior to October , 2001. On or after October , 2001, ALLETE may redeem the Senior Notes, at its option, in whole or in part from time to time, on any interest payment date prior to their maturity, upon at least 30 but not more than 60 days notice, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon, if any.

The Senior Notes are unsecured and rank equally with ALLETE's other unsecured and unsubordinated indebtedness. ALLETE does not plan to list the Senior Notes on any securities exchange.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                        PER SENIOR NOTE          TOTAL
                                        ---------------          -----
     Price to Public.................
     Underwriting Discount...........
     Proceeds to ALLETE
     (before expenses)...............

The Price to Public and the Proceeds to ALLETE set forth above do not include accrued interest. Interest on the Senior Notes will accrue from their issue date and must be paid by the purchasers if the Senior Notes are delivered after that date. ALLETE currently expects to deliver the Senior Notes to the underwriters in book-entry form only, through the facilities of The Depository Trust Company, on or about October , 2000.


                              ABN AMRO INCORPORATED

BANC ONE CAPITAL MARKETS, INC.                                 J.P. MORGAN & CO.
SUNTRUST EQUITABLE SECURITIES                         U.S. BANCORP PIPER JAFFRAY
WELLS FARGO BROKERAGE SERVICES, LLC

                   Prospectus Supplement dated October  , 2000.


The information in this prospectus supplement is not complete and may be changed. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell these securities and neither is soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

                                     ALLETE

     The information in this section replaces in its entirety the information in the "Minnesota Power, Inc." section beginning on page 4 of the accompanying prospectus.

     ALLETE has been incorporated under the laws of the State of Minnesota since 1906. Before September 1, 2000 ALLETE did business under the name Minnesota Power, Inc. ALLETE is a multi-services company with four business segments:

     (1) Automotive Services, which includes a network of vehicle auctions, a finance company, an auto transport company, a vehicle remarketing company and a company that provides field information services;

     (2) Energy Services, which includes electric and gas services, coal mining and telecommunications;

     (3)  Water Services, which includes water and wastewater services; and

     (4) Investments, which includes real estate operations, intermediate-term investments and a securities portfolio.

                                                                        (UNAUDITED)
                                                                     SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,      JUNE 30,
                                          --------------------------   -------------
                                            1997     1998     1999     1999     2000
                                            ----     ----     ----     ----     ----
BASIC AND DILUTED EARNINGS PER SHARE OF
  COMMON STOCK
  Before Capital Re and ACE Transactions.. $  1.24  $  1.35  $  1.49  $  0.67  $  0.91
  Capital Re and ACE Transactions (a).....       -        -    (0.52)   (0.35)    0.44
                                           -------  -------  -------  -------  -------
    Total................................. $  1.24  $  1.35  $  0.97  $  0.32  $  1.35
                                           =======  =======  =======  =======  =======
NET INCOME
  Automotive Services..................... $  14.0  $  25.5  $  39.9  $  21.6  $  26.6
  Energy Services.........................    43.1     47.4     45.0     19.6     20.0
  Water Services..........................     8.2      7.5     12.2      5.7      6.5
  Investments.............................    32.1     29.6     26.8      9.3     21.7
  Corporate Charges.......................   (19.8)   (21.5)   (19.7)    (9.3)   (10.6)
                                           -------  -------  -------  -------  -------
    Net Income before Capital Re and ACE
      Transactions........................    77.6     88.5    104.2     46.9     64.2
  Capital Re and ACE Transactions (a).....       -        -    (36.2)   (24.1)    30.4
                                           -------  -------  -------  -------  -------
                                              $77.6 $  88.5  $  68.0  $  22.8  $  94.6
                                           =======  =======  =======  =======  =======

------------------------
(a) In May 2000 the company sold its investment in ACE Limited ("ACE") common stock, which resulted in an after-tax gain of $30.4 million, or $0.44 per share. The ACE shares were received in December 1999 upon completion of ACE's merger with Capital Re Corporation ("Capital Re"). During 1999 the company recorded an aggregate $36.2 million, or $0.52 per share, after-tax non-cash charge in connection with the valuation and exchange of its investment in Capital Re stock for the ACE shares, including a $24.1 million, or $0.35 per share, charge in the second quarter.

AUTOMOTIVE SERVICES

     Automotive Services includes several subsidiaries which are integral parts of the vehicle redistribution business.

     ADESA Corporation is the second largest vehicle auction network in North America. Headquartered in Indianapolis, Indiana, ADESA owns, or leases, and operates 48 vehicle auction facilities in the United States and Canada through which used cars and other vehicles are sold to franchised automobile dealers and licensed used car dealers. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, automobile fleet/lease companies, banks and finance companies. ADESA also owns Canada's largest national salvage auction chain with 11 sites in six provinces. These salvage auctions provide remarketing services to insurance companies for their "total loss" vehicles.

     Automotive Finance Corporation provides inventory financing for wholesale and retail automobile dealers who purchase vehicles from ADESA auctions, independent auctions, other auction chains and other outside sources.

     Other subsidiaries within the Automotive Services business segment include:

     o Great Rigs Incorporated, which is one of the nation's largest independent used automobile transport carriers with over 150 automotive carriers, the majority of which are leased;

     o PAR, Inc., doing business as PAR North America, which provides customized remarketing services to various fleet operations; and

     o AutoVIN, Inc., 90 percent owned, which provides professional field information service to the automotive industry and the industry's secured lenders. Services provided include vehicle condition reporting, inventory verification auditing, program compliance auditing and facility inspection.

ENERGY SERVICES

     The Energy Services segment, which includes Minnesota Power, primarily generates, transmits, distributes and markets electricity. In addition, Energy Services includes coal mining and telecommunications in and near Minnesota Power's electric utility service area. As of June 30, 2000, Minnesota Power supplied retail electric service to 130,000 customers in 153 cities, towns and communities, and outlying rural areas of northeastern Minnesota. Superior Water, Light and Power Company, a wholly owned subsidiary, provided electric, natural gas, and water services to 14,000 electric customers, 11,000 natural gas customers and 10,000 water customers in northwestern Wisconsin as of June 30, 2000. Split Rock Energy LLC, formed as an alliance between Minnesota Power and Great River Energy, combines power supply capabilities and customer loads to share market and supply risks and to optimize power trading opportunities. Split Rock contracts for exclusive services from MPEX, Minnesota Power's power marketing division.

     BNI Coal, Ltd., another wholly owned subsidiary, owns and operates a lignite mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte Electric Cooperative, presently consume virtually all of BNI Coal's production of lignite coal under cost-plus coal supply agreements extending to 2027. Under an agreement with Square Butte, Minnesota Power purchases approximately 71 percent of the output from the Square Butte unit which is capable of generating up to 455 megawatts. Minnkota Power has an option to extend its coal supply agreement to 2042.

     Other subsidiaries within the Energy Services business segment include:

     o Electric Outlet, Inc., doing business as Electric Odyssey, which is a retail, catalog and e-commerce merchandiser that sells unique products for the home, office and travel;

     o Minnesota Power Telecom, Inc., which provides high capacity fiber optic based communication services to businesses and communities across Minnesota and in Wisconsin; and

     o Rainy River Energy Corporation, which holds ownership and power purchase positions in merchant generation.

     Minnesota Power has large power contracts to sell power to 11 industrial customers (five taconite producers, four paper and pulp mills, and two pipeline companies) each requiring 10 megawatts or more of generating capacity. These contracts require the payment of minimum monthly demand charges that cover the fixed costs associated with having capacity available to serve each of these customers, including a return on common equity. Each contract continues past the contract termination date unless the required four-year advance notice of cancellation has been given.

WATER SERVICES

     Water Services includes Florida Water Services Corporation, Heater Utilities, Inc., Instrumentation Services, Inc., Vibration Correction Services, Inc., and Americas' Water Service Corporation, each a wholly owned subsidiary. Florida Water, the largest investor owned water supplier in Florida, owns and operates water and wastewater treatment facilities within that state. As of June 30, 2000, Florida Water served 148,000 water customers and 72,000 wastewater customers, and maintained 157 water and wastewater facilities throughout Florida. As of June 30, 2000, Heater Utilities, which provides water and wastewater treatment services in North Carolina, served 43,000 water customers and 5,000 wastewater treatment customers. Instrumentation Services and Vibration Correction Services provide predictive maintenance and instrumentation consulting services to water and wastewater utilities in the southeastern United States as well as Texas and Minnesota. Americas' Water Service offers contract management, operations and maintenance services for water and wastewater treatment facilities to governments and industries.

INVESTMENTS

     Investments consist of real estate operations, intermediate-term investments and an actively traded securities portfolio. Through subsidiaries, ALLETE owns Florida real estate operations at Cape Coral and Lehigh Acres adjacent to Ft. Meyers, at Palm Coast in northeast Florida and at Sugar Mill Woods in Citrus County. Since 1985, ALLETE has invested $27.9 million in funds that seek long-term capital appreciation by making investments in emerging technologies to be used by the electric utility industry. As of June 30, 2000, ALLETE had approximately $113.7 million invested in a trading and available-for-sale securities portfolio.

                                 USE OF PROCEEDS

     The information in this section adds to the information in the "Use of Proceeds" section beginning on page 6 of the accompanying prospectus. Please read these two sections together.

     ALLETE will add the net proceeds from the sale of the Senior Notes (as defined below) to its general funds. ALLETE expects to use its general funds to repay a portion of ALLETE's short-term borrowings. On October 3, 2000, ALLETE had an aggregate of approximately $197 million of short-term borrowings outstanding, which had maturities of up to 42 days and which had a weighted average annual interest rate of 6.77%. ALLETE will invest general funds not immediately used for these purpose or other purposes in short-term instruments.

     On October 6, 2000 ADESA anticipates the completion of the purchase of nine auto auctions from Manheim Auctions, Inc. for a purchase price of $251 million, which will be financed primarily through the issuance of commercial paper. Commercial paper that will be issued to finance this purchase is not included in the aggregate short-term borrowings mentioned in the preceding paragraph.

                        CERTAIN TERMS OF THE SENIOR NOTES

     The information in this section adds to the information in the "Description of Debt Securities" section beginning on page 11 of the accompanying prospectus. Please read these two sections together.

     GENERAL. ALLETE is currently offering $ ,000,000 aggregate principal amount of its Floating Rate Senior Notes due October , 2003 (the "Senior Notes").

     ALLETE will issue the Senior Notes under the Indenture, dated as of October 1, 2000, between ALLETE and LaSalle Bank National Association, as Indenture Trustee. An Officer's Certificate will supplement the Indenture and establish the specific terms of the Senior Notes. Under the Indenture, ALLETE may issue an unlimited amount of additional debt securities.

     The Indenture Trustee is currently the Security Registrar and the Paying Agent for the Senior Notes. All transactions with respect to the Senior Notes, including registration, transfer and exchange of the Senior Notes, will be handled by the Security Registrar at an office designated by ALLETE. ALLETE has initially designated the corporate trust office of the Indenture Trustee as that office. In addition, holders of the Senior Notes should address any notices to

ALLETE regarding the Senior Notes to that office. ALLETE will notify holders of the Senior Notes of any change in the location of that office.

     INTEREST. Interest on the Senior Notes will:

     o Be payable in U.S. dollars at rates determined quarterly as described below;

     o Be computed for each interest period on the basis of a year consisting of 360 days and paid for the actual number of days for which interest is payable in that interest period;

     o Be payable quarterly in arrears on January , April , July , and October , of each year, commencing January , 2001, and at maturity;

     o Originally accrue from, and include, the date of initial issuance (expected to be on or about October , 2000); and

     o Be paid to the persons in whose names the Senior Notes are registered at the close of business (1) on the business day prior to each interest payment date if the Senior Notes remain in book-entry only form or (2) on the 15th calendar day before each interest payment date if the Senior Notes do not remain in book-entry only form. See "Book-Entry Only Issuance--The Depository Trust Company" below.

     The Senior Notes will bear interest for each interest period at a per annum interest rate determined by ABN AMRO Bank, N.V., Chicago Branch, or its successor appointed by ALLETE as permitted by the Indenture, acting as Calculation Agent. The interest rate for each interest period will be equal to LIBOR on the interest determination date for that interest period plus . %; provided, however, that in certain circumstances described below, the interest rate will be determined in an alternative manner without reference to LIBOR. Promptly upon determination, the Calculation Agent will notify the Indenture Trustee of the interest rate for the new interest period. The interest rate determined by the Calculation Agent, absent wilful default, bad faith or manifest error, will be binding and conclusive upon the beneficial owners and holders of the Senior Notes, ALLETE and the Indenture Trustee.

     The period commencing on an interest payment date and ending on the day preceding the next succeeding interest payment date is called an "interest period," provided that the initial interest period will commence on the date of initial issuance. The "interest determination date" for an interest period is the second London business day immediately preceding the first day of that interest period.

     For purposes of this calculation, "London business day" means a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date, are expected to be transacted, in the London interbank market.

     "LIBOR" for any interest determination date will be the offered rate for deposits in U.S. dollars having an index maturity of three months for a period commencing on the second London business day immediately following the interest determination date (the "Three Month Deposits") in amounts of not less than $1,000,000, as that rate appears on Telerate Page 3750, or a successor reporter of such rates selected by the Calculation Agent and acceptable to ALLETE, at approximately 11:00 a.m., London time, on the interest determination date (the "Reported Rate").

     "Telerate Page 3750" means the display designated on page "3750" on Dow Jones Markets Limited (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

     If the following circumstances exist on any interest determination date, the Calculation Agent will determine the interest rate for the Senior Notes as follows:

     o In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an interest determination date, the Calculation Agent will request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with ALLETE) to provide a quotation of the rate at which Three Month Deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on that interest determination date, that is representative of single transactions at that time (the "Representative Amounts"). If at least two rate quotations are provided, the interest rate will be the arithmetic mean of the rate quotations obtained by the Calculation Agent, plus . %.

     o In the event no Reported Rate appears on Telerate Page 3750 and the Calculation Agent obtains fewer than two rate quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on that interest determination date, by three major banks in New York City, selected by the Calculation Agent (after consultation with ALLETE), for loans in Representative Amounts in U.S. dollars to leading European banks, having an index maturity of three months for a period commencing on the second London business day immediately following that interest determination date, plus . %; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting those rates, the interest rate for the applicable interest period will be the same as the interest rate in effect for the immediately preceding interest period.

     Upon the request of the holder of any Senior Note, the Calculation Agent will provide to that holder the interest rate in effect on the date of the request and, if determined, the interest rate for the next interest period.

     OPTIONAL REDEMPTION. The Senior Notes shall not be redeemable prior to October , 2001. On or after October , 2001, ALLETE may redeem the Senior Notes, at its option, in whole or in part from time to time, on any interest payment date prior to their maturity (each a "Redemption Date"). ALLETE will give notice of its intent to redeem any of the Senior Notes upon at least 30 days but not more than 60 days prior to a Redemption Date. If ALLETE redeems all or any part of the Senior Notes, it will pay a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon, if any, to the Redemption Date.

     The Indenture provides that if ALLETE at any time elects to redeem only a part of the Senior Notes, the Security Registrar will select the particular Senior Notes to be redeemed using any method that it deems fair and appropriate. However, if the Senior Notes are solely registered in the name of Cede & Co. and traded through The Depository Trust Company ("DTC"), then DTC will select the Senior Notes to be redeemed in accordance with its practices as described below in "Book-Entry Only--The Depository Trust Company."

     If at the time notice of redemption is given, the redemption moneys are not on deposit with the Indenture Trustee, then the redemption shall be subject to their receipt on or before the Redemption Date and such notice shall be of no effect unless such moneys are received.

     BOOK-ENTRY ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY. The Senior Notes will trade through DTC. The Senior Notes will be represented by a global certificate and registered in the name of Cede & Co., DTC's nominee.

     DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participants. DTC facilitates settlement of securities transactions among its participants through electronic computerized book-entry changes in the participants' accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies and clearing corporations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

     Purchases of the Senior Notes within the DTC system must be made through participants, which will receive a credit for the Senior Notes on DTC's records. The beneficial ownership interest of each purchaser will be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased Senior Notes. Beneficial owners will not receive certificates for their Senior Notes, except if use of the book-entry system for the Senior Notes is discontinued.

     To facilitate subsequent transfers, all Senior Notes deposited by direct participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of the Senior Notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Senior Notes. DTC's records reflect only the identity of the participants to whose accounts such Senior Notes are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to participants, and by participants to indirect participants and beneficial owners, will be governed by arrangements among them.

     Redemption notices will be sent to Cede & Co. If less than all of the Senior Notes are being redeemed, DTC's practice is to determine by lot the amount of Senior Notes of each participant to be redeemed.

     Neither DTC nor Cede & Co. will itself consent or vote with respect to Senior Notes. Under its usual procedures, DTC would mail an omnibus proxy to ALLETE as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the Senior Notes are credited on the record date. ALLETE believes that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of Senior Notes.

     Interest and redemption payments on the Senior Notes will be made to DTC. DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, LaSalle Bank National Association or ALLETE. Payment of redemption proceeds, distributions and interest to DTC is the responsibility of ALLETE. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

     Except as provided in this prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of Senior Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Senior Notes.

     DTC may discontinue providing its services as securities depository with respect to the Senior Notes at any time by giving reasonable notice to ALLETE. In the event no successor securities depository is obtained, certificates for the Senior Notes will be printed and delivered. If ALLETE decides to discontinue use of the DTC system of book-entry transfers, certificates for the Senior Notes will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that ALLETE believes to be reliable, but ALLETE does not take responsibility for the accuracy of this information.

                                  UNDERWRITING

     ALLETE is selling the Senior Notes to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. ALLETE has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of Senior Notes set forth opposite that underwriter's name in the table below:

       UNDERWRITER                              PRINCIPAL AMOUNT OF SENIOR NOTES
       -----------                              --------------------------------
       ABN AMRO Incorporated..................

       Banc One Capital Markets, Inc..........

       J.P. Morgan Securities Inc.............

       SunTrust Equitable Securities
         Corporation..........................

       U.S. Bancorp Piper Jaffray Inc.........

       Wells Fargo Brokerage Services, LLC....

         Total................................          $   ,000,000

     Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the Senior Notes if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the Senior Notes to the public when and if the underwriters buy the Senior Notes from ALLETE.

     The Senior Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Senior Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0. % of the principal amount of Senior Notes. Any such securities dealers may resell any Senior Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0. % of the principal amount of Senior Notes. If all of the Senior Notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

     ALLETE has been advised by the underwriters that the underwriters intend to make a market in the Senior Notes but are not obligated to do so and may stop their market-making at any time. Liquidity of the trading market for the Senior Notes cannot be assured.

     In order to facilitate the offering of the Senior Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Senior Notes for their own accounts. In addition, to cover over-allotments or to stabilize the price of the Senior Notes, the underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to a particular underwriter or dealer for distributing the Senior Notes in the offering if the underwriter or dealer repurchases previously distributed Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

     ALLETE estimates that its expenses in connection with the sale of the
Senior Notes, other than underwriting discounts, will be $   . This estimate
includes expenses relating to printing, rating agency fees, trustees' fees and legal fees, among other expenses.

     ALLETE has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates engage in transactions with, and perform services for, ALLETE and its affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with ALLETE and its affiliates.

PROSPECTUS



                                  $400,000,000


                              MINNESOTA POWER, INC.

                              FIRST MORTGAGE BONDS

                                       AND

                                 DEBT SECURITIES

                              --------------------


     Minnesota Power, Inc. intends to offer from time to time not to exceed $400,000,000 aggregate principal amount of its first mortgage bonds and debt securities. The first mortgage bonds will be secured by a mortgage that constitutes a first mortgage lien on substantially all of the property of Minnesota Power, Inc. The debt securities will be unsecured and will consist of debentures, notes or other unsecured evidence of indebtedness. Minnesota Power, Inc. will refer to the first mortgage bonds and the debt securities in this prospectus collectively as the "Securities."

     The Securities will be offered on terms to be decided at the time of sale. Minnesota Power, Inc. will provide specific terms of the Securities, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

     Minnesota Power, Inc. may offer these Securities directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. The "Plan of Distribution" section on page 17 of this prospectus also provides more information on this topic.

     Minnesota Power, Inc.'s principal executive offices are located at 30 West Superior Street, Duluth, Minnesota 55802-2093, telephone number (218) 722-2641.

                              --------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 August 7, 2000

                       WHERE YOU CAN FIND MORE INFORMATION

     Minnesota Power, Inc. ("Minnesota Power") files annual, quarterly and other reports and other information with the Securities and Exchange Commission ("SEC"). You can read and copy any information filed by Minnesota Power with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Minnesota Power. Minnesota Power also maintains an Internet site (http://www.mnpower.com). Information contained on Minnesota Power's Internet site does not constitute part of this prospectus.

                           INCORPORATION BY REFERENCE

     The SEC allows Minnesota Power to "incorporate by reference" the information that Minnesota Power files with the SEC, which means that Minnesota Power may, in this prospectus, disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Minnesota Power is incorporating by reference the documents listed below and any future filings Minnesota Power makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until Minnesota Power sells all of the Securities described in this prospectus. Information that Minnesota Power files in the future with the SEC will automatically update and supersede this information.

     (1) Minnesota Power's Annual Report on Form 10-K for the year ended December 31, 1999.

     (2) Minnesota Power's Quarterly Report on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000.

     (3) Minnesota Power's Current Reports on Form 8-K filed with the SEC on June 20, 2000, June 28, 2000 and July 19, 2000.

     You may request a copy of these documents, at no cost to you, by writing or calling Shareholder Services, Minnesota Power, Inc., 30 West Superior Street, Duluth, Minnesota 55802-2093, telephone number (218) 723-3974 or (800) 535-3056.

     You should rely only on the information contained in, or incorporated by reference in, this prospectus and the prospectus supplement. Minnesota Power has not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. Minnesota Power is not, and any underwriters, agents or dealers are not, making an offer of these Securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus and the prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Minnesota Power is hereby filing cautionary statements identifying important factors that could cause Minnesota Power's actual results to differ materially from those projected in forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of Minnesota Power which are made in this prospectus or any supplement to this prospectus, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely," "result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

     Forward-looking statements involve estimates, assumptions and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of Minnesota Power and may cause actual results to differ materially from those contained in those forward-looking statements:

     o prevailing governmental policies and regulatory actions, including those of Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the North Carolina Utilities Commission and the Public Service Commission of Wisconsin, with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs);

     o economic and geographic factors including political and economic risks;

     o changes in and compliance with environmental and safety laws and policies;

     o    weather conditions;

     o    population growth rates and demographic patterns;

     o    competition for retail and wholesale customers;

     o    pricing and transportation of commodities;

     o    market demand, including structural market changes;

     o    changes in tax rates or policies or in rates of inflation;

     o    changes in project costs;

     o    unanticipated changes in operating expenses and capital expenditures;

     o    capital market conditions;

     o    competition for new energy development opportunities; and

     o legal and administrative proceedings (whether civil or criminal) and settlements that influence the business and profitability of Minnesota Power.

     Any forward-looking statement speaks only as of the date on which that statement is made, and Minnesota Power undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of those factors, nor can it assess the impact of each of those factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

                              MINNESOTA POWER, INC.

     Minnesota Power, a multi-services company incorporated under the laws of the State of Minnesota in 1906, has operations in four business segments:

     (1) Electric Services, which include electric and gas services, coal mining and telecommunications;

     (2) Automotive Services, which include a network of vehicle auctions, a finance company, an auto transport company, a vehicle remarketing company and a company that provides field information services;

     (3)  Water Services, which include water and wastewater services; and

     (4) Investments, which include a securities portfolio, intermediate-term investments and real estate operations.

                                                                        (UNAUDITED)
                                                                     SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,      JUNE 30,
                                          --------------------------   -------------
                                            1997     1998     1999     1999     2000
                                            ----     ----     ----     ----     ----
BASIC AND DILUTED EARNINGS PER SHARE OF
  COMMON STOCK
  Before Capital Re and ACE Transactions.. $  1.24  $  1.35  $  1.49  $  0.67  $  0.91
  Capital Re and ACE Transactions (a).....       -        -    (0.52)   (0.35)    0.44
                                           -------  -------  -------  -------  -------
    Total................................. $  1.24  $  1.35  $  0.97  $  0.32  $  1.35
                                           =======  =======  =======  =======  =======
NET INCOME
  Electric Services....................... $  43.1  $  47.4  $  45.0  $  19.6  $  20.0
  Automotive Services.....................    14.0     25.5     39.9     21.6     26.6
  Water Services..........................     8.2      7.5     12.2      5.7      6.5
  Investments.............................    32.1     29.6     26.8      9.3     21.7
  Corporate Charges.......................   (19.8)   (21.5)   (19.7)    (9.3)   (10.6)
                                           -------  -------  -------  -------  -------
    Net Income before Capital Re and ACE
      Transactions........................    77.6     88.5    104.2     46.9     64.2
  Capital Re and ACE Transactions (a).....       -        -    (36.2)   (24.1)    30.4
                                           -------  -------  -------  -------  -------
                                           $  77.6  $  88.5  $  68.0  $  22.8  $  94.6
                                           =======  =======  =======  =======  =======

(a) In May 2000 Minnesota Power sold its investment in ACE Limited ("ACE") common stock, which resulted in an after-tax gain of $30.4 million, or $0.44 per share. The ACE shares were received in December 1999 upon completion of ACE's merger with Capital Re Corporation ("Capital Re"). During 1999 Minnesota Power recorded an aggregate $36.2 million, or $0.52 per share after-tax non-cash charge in connection with the valuation and exchange of its investment in Capital Re stock for the ACE shares, including a $24.1 million, or $0.35 per share charge in the second quarter.

ELECTRIC SERVICES

     Electric Services generate, transmit, distribute and market electricity. In addition, Electric Services include coal mining, telecommunications, engineering, operating and maintenance services, and economic development projects in and near Minnesota Power's service area. As of June 30, 2000, Minnesota Power was supplying retail electric service to 130,000 customers in 153 cities, towns and communities, and outlying rural areas of northeastern Minnesota. Minnesota Power's wholly owned subsidiary, Superior Water, Light and Power Company, was providing electric, natural gas, and water services to 14,000 electric customers, 11,000 natural gas customers and 10,000 water customers in northwestern Wisconsin as of June 30, 2000.

     BNI Coal, Ltd., another wholly owned subsidiary of Minnesota Power, owns and operates a lignite mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte Electric Cooperative, presently consume virtually all of BNI Coal's production of lignite coal under cost-plus coal supply agreements extending to 2027. Under an agreement with Square Butte, Minnesota Power purchases approximately 71 percent of the output from the Square Butte unit which is capable of generating up to 455 MW. Minnkota Power has an option to extend its coal supply agreement to 2042.

     Other wholly owned subsidiaries of Minnesota Power within the Electric Services business segment include:

     o Electric Outlet, Inc., doing business as Electric Odyssey, which is a retail, catalog and e-commerce merchandiser that sells unique products for the home, office and travel;

     o Minnesota Power Telecom, Inc., which provides high capacity fiber optic based communication services to businesses and communities across Minnesota and in Wisconsin;

     o Rainy River Energy Corporation, which holds ownership and power purchase positions in merchant generation, as well as provides engineering, operating and maintenance services to new and existing generating facilities; and

     o Upper Minnesota Properties, Inc., which has invested in affordable housing projects located in Minnesota Power's service territory.

     Minnesota Power has large power contracts to sell power to eleven industrial customers (five taconite producers, four paper and pulp mills, and two pipeline companies) each requiring 10 megawatts or more of generating capacity. These contracts require the payment of minimum monthly demand charges that cover the fixed costs associated with having capacity available to serve each of these customers, including a return on common equity. Each contract continues past the contract termination date unless the required four-year advance notice of cancellation has been given.

AUTOMOTIVE SERVICES

     Automotive Services includes several subsidiaries which are integral parts of the vehicle redistribution business. ADESA Corporation, a wholly owned subsidiary of Minnesota Power, is the second largest vehicle auction network in North America. Headquartered in Indianapolis, Indiana, ADESA owns, or leases, and operates 45 vehicle auction facilities in the United States and Canada through which used cars and other vehicles are sold to franchised automobile dealers and licensed used car dealers. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, automobile fleet/lease companies, banks and finance companies.

     Other subsidiaries of Minnesota Power within the Automotive Services business segment include:

     o Automotive Finance Corporation, which provides inventory financing for wholesale and retail automobile dealers who purchase vehicles from ADESA auctions, independent auctions, other auction chains and other outside sources;

     o Great Rigs Incorporated, which is one of the nation's largest used automobile transport carriers with over 150 automotive carriers, the majority of which are leased;

     o PAR, Inc., which provides customized remarketing services to various fleet operations; and

     o AutoVIN, Inc., 90 percent owned, which provides professional field information service to the automotive industry, including vehicle condition reporting, inventory verification auditing, program compliance auditing and facility inspection.

WATER SERVICES

     Water Services include Florida Water Services Corporation, Heater Utilities, Inc., Instrumentation Services, Inc., Vibration Correction Services, Inc., and Americas' Water Service Corporation, each a wholly owned subsidiary of Minnesota Power. Florida Water, the largest investor owned water supplier in Florida, owns and operates water and wastewater treatment facilities within that state. As of June 30, 2000, Florida Water served 148,000 water customers and 72,000 wastewater customers, and maintained 151 water and wastewater facilities throughout Florida. As of June 30, 2000, Heater Utilities, which provides water and wastewater treatment services in North Carolina, served 43,000 water customers and 5,000 wastewater treatment customers. Instrumentation Services and Vibration Correction Services provide predictive maintenance and instrumentation consulting services to water and wastewater utilities throughout the southeastern part of the United States as well as Texas and Minnesota. Americas' Water Service offers contract management, operations and maintenance services for water and wastewater treatment facilities to governments and industries.

INVESTMENTS

     Investments consist of an actively traded securities portfolio, intermediate-term investments and real estate operations. As of June 30, 2000, Minnesota Power had approximately $113.7 million invested in a trading and available-for-sale securities portfolio. Since 1985 Minnesota Power has invested $27.9 million in venture capital funds that seek long-term capital appreciation by making investments in companies developing advanced technologies to be used by the electric utility industry. In addition, through subsidiaries, Minnesota Power owns Cape Coral Holdings, Inc. and 80 percent of Lehigh Acquisition Corporation, real estate companies that own various real estate properties and operations in Florida.

                                 USE OF PROCEEDS

     Unless otherwise stated in the prospectus supplement, Minnesota Power will add the net proceeds from sales of the Securities to its general funds. Minnesota Power uses its general funds for general corporate purposes, including, without limitation, acquisitions made by or on behalf of Minnesota Power or its subsidiaries, to repay short-term borrowings and to redeem or repurchase outstanding long-term debt obligations. Minnesota Power will temporarily invest any proceeds that it does not need to use immediately in short-term instruments.

                 CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     Minnesota Power has calculated ratios of earnings to fixed charges as follows:

                    YEAR ENDED DECEMBER 31,
               --------------------------------
                                                  SIX MONTHS ENDED
               1995   1996   1997   1998   1999    JUNE 30, 2000
               ----   ----   ----   ----   ----    -------------

               1.90   2.12   2.46   2.65   2.76        4.89

     Minnesota Power has calculated supplemental ratios of earnings to fixed charges as follows:

                    YEAR ENDED DECEMBER 31,
               --------------------------------
                                                  SIX MONTHS ENDED
               1995   1996   1997   1998   1999    JUNE 30, 2000
               ----   ----   ----   ----   ----    -------------

               1.73   1.93   2.26   2.39   2.45        4.28

     The supplemental ratio of earnings to fixed charges includes Minnesota Power's obligation under a contract with Square Butte which extends through 2027, pursuant to which Minnesota Power is entitled to approximately 71 percent of the output of a 455-megawatt coal-fired generating unit. Minnesota Power is obligated to pay its pro rata share of Square Butte's costs based on output entitlement from the unit. Minnesota Power's payment obligation is suspended if Square Butte fails to deliver any power, whether produced or purchased, for a period of one year. Square Butte's fixed costs consist primarily of debt service. Variable operating costs include the price of coal purchased from BNI Coal under a long-term contract.

                       DESCRIPTION OF FIRST MORTGAGE BONDS

     General. The first mortgage bonds are to be issued under Minnesota Power's Mortgage and Deed of Trust, dated as of September 1, 1945, with Irving Trust Company (now The Bank of New York) and Richard H. West (Douglas J. MacInnes, successor), as mortgage trustees ("Mortgage Trustee" or "Mortgage Trustees"), as supplemented by twenty supplemental indentures (herein collectively referred to as the "Mortgage"), all of which are exhibits to the registration statement. The statements herein with respect to the first mortgage bonds offered by this prospectus and the Mortgage are merely an outline and do not purport to be complete. They make use of terms defined in the Mortgage and are qualified in their entirety by express reference to the cited articles and sections of the Mortgage. All first mortgage bonds issued or to be issued under the Mortgage, including the first mortgage bonds offered by this prospectus, are referred to herein as "First Mortgage Bonds."

     Reference is made to a prospectus supplement relating to each series of First Mortgage Bonds offered by this prospectus for the following specific terms of that series, among others:

     o the designation of the series of First Mortgage Bonds and aggregate principal amount of the First Mortgage Bonds;

     o the percentage or percentages of their principal amount at which the series will be issued;

     o    the date or dates on which the series will mature;

     o    the rate or rates at which the series will bear interest;

     o    the times at which such interest will be payable; and

     o    redemption terms or other specific terms.

     Form and Exchanges. The First Mortgage Bonds offered by this prospectus will be issued in definitive fully registered form without coupons in denominations of $1,000 and multiples thereof and will be transferable and exchangeable without charge (except for stamp taxes, if any, or other governmental charges) at The Bank of New York, in The City of New York.

     Interest, Maturity and Payment. Reference is made to the prospectus supplement for the interest rate or rates of the First Mortgage Bonds offered by this prospectus and the dates on which such interest is payable. Principal and interest are payable at The Bank of New York, in The City of New York.

     Redemption and Purchase of First Mortgage Bonds. The First Mortgage Bonds may be redeemable mandatorily or at the option of Minnesota Power upon 30 days notice at predetermined prices. If the First Mortgage Bonds are redeemable, Minnesota Power may use certain deposited cash and/or proceeds of released property to effect the redemption. Reference is made to the prospectus supplement for the redemption terms of the First Mortgage Bonds offered by this prospectus.

     If at the time notice of redemption is given the redemption moneys are not on deposit with The Bank of New York, as Mortgage Trustee, the redemption may be made subject to their receipt before the date fixed for redemption.

     Cash deposited under any provisions of the Mortgage (with certain exceptions) may generally be applied to the purchase of First Mortgage Bonds of any series.

     (See Mortgage, Article X.)

     Sinking or Improvement Fund. Reference is made to the prospectus supplement concerning whether or not the First Mortgage Bonds offered by this prospectus are entitled to the benefit of a sinking or improvement fund or other provision for amortization prior to maturity. None of the currently outstanding First Mortgage Bonds has sinking fund or improvement fund provisions.

     Replacement Fund. The First Mortgage Bonds offered by this prospectus are not entitled to the benefit of any replacement fund.

     Special Provisions for Retirement of First Mortgage Bonds. If, during any 12 month period, mortgaged property is disposed of by order of or to any governmental authority resulting in the receipt of $5 million or more as proceeds, Minnesota Power (subject to certain conditions) must apply such proceeds, less certain deductions, to the retirement of First Mortgage Bonds. (See Mortgage, Section 64.) Reference is made to the prospectus supplement for information concerning whether the First Mortgage Bonds offered by this prospectus are redeemable for this purpose and, if so, at what redemption prices.

     Security. The First Mortgage Bonds offered by this prospectus and any other First Mortgage Bonds now or hereafter issued under the Mortgage will be secured by the Mortgage, which constitutes, in the opinion of General Counsel for Minnesota Power, a first lien on all of the electric generating plants and other materially important physical properties of Minnesota Power and substantially all other properties described in the Mortgage as owned by Minnesota Power, subject to

     o leases of minor portions of Minnesota Power's property to others for uses which, in the opinion of such counsel, do not interfere with Minnesota Power's business,

     o leases of certain property of Minnesota Power not used in its electric utility business, and

     o    excepted encumbrances, minor defects and irregularities,

but such counsel has not examined title to or passed upon title to reservoir lands, easements or rights of way, any property not costing in excess of $25,000, or lands or rights held for flowage, flooding or seepage purposes, or riparian rights. There are excepted from the lien:

     o    cash and securities;

     o merchandise, equipment, materials or supplies held for sale or other disposition;

     o aircraft, automobiles and other vehicles, and materials and supplies for repairing and replacing the same;

     o    timber, minerals, mineral rights and royalties; and

     o    receivables, contracts, leases and operating agreements.

     The Mortgage contains provisions that impose the lien of the Mortgage on property acquired by Minnesota Power after the date of the Mortgage, other than the excepted property, subject to pre-existing liens. However, if Minnesota Power consolidates or merges with or conveys or transfers all or substantially all of the mortgaged property to another corporation, the lien created by the Mortgage will generally not cover the property of the successor company, other than the property it acquires from Minnesota Power and improvements, replacements and additions to that property. (See Mortgage, Section 87.)

     The Mortgage provides that the Mortgage Trustees shall have a lien upon the mortgaged property, prior to the First Mortgage Bonds, for the payment of their reasonable compensation, expenses and disbursements and for indemnity against certain liabilities. (See Mortgage, Section 96.)

     No stocks or properties of subsidiaries are subject to the Mortgage.

     Issuance of Additional First Mortgage Bonds. The maximum principal amount of First Mortgage Bonds which may be issued under the Mortgage is not limited. First Mortgage Bonds of any series may be issued from time to time on the basis of:

     (1) 60 percent of property additions after adjustments to offset retirements;

     (2)  retirement of First Mortgage Bonds or qualified lien bonds; and

     (3)  deposit of cash.

     With certain exceptions in the case of (2) above, the issuance of First Mortgage Bonds requires adjusted net earnings before income taxes for 12 out of the preceding 15 months of at least twice the annual interest requirements on all First Mortgage Bonds at the time outstanding, including the additional issue, and on all indebtedness of prior rank. Such adjusted net earnings are computed after provision for retirement and depreciation of property equal to $750,000 plus, for each of the 12 calendar months selected for the net earnings test, 1/12th of 2 percent of the net additions to depreciable mortgaged property made after June 30, 1945 and prior to the beginning of the calendar year within which that calendar month is included. It is expected that the First Mortgage Bonds offered by this prospectus will be issued upon the basis of the retirement of First Mortgage Bonds or property additions.

     Property additions generally include electric, gas, steam or hot water property acquired after June 30, 1945, but may not include securities, aircraft, automobiles or other vehicles, or property used principally for the production or gathering of natural gas. There was available, as of June 30, 2000, unfunded net property additions of approximately $77 million.

     Minnesota Power has the right to amend the Mortgage without any consent or other action by holders of any series of First Mortgage Bonds, including the holders of First Mortgage Bonds offered by this prospectus, so as to include nuclear fuel as well as similar or analogous devices or substances as property additions.

     The Mortgage contains certain restrictions upon the issuance of First Mortgage Bonds against property subject to liens and upon the increase of the amount of such liens. (See Mortgage, Sections 4-8, 20-30, and 46; Fifth Supplemental, Section 2.)

     Release and Substitution of Property. Property may be released upon the basis of:

     (1)  deposit of cash or, to a limited extent, purchase money mortgages;

     (2) property additions, after adjustments in certain cases to offset retirement and after making adjustments for qualified lien bonds outstanding against property additions; and/or

     (3) waiver of the right to issue First Mortgage Bonds without applying any earnings test.

     Cash may be withdrawn upon the bases stated in (2) and (3) above.

     When property released is not funded property, property additions used to effect the release may again, in certain cases, become available as credits under the Mortgage, and the waiver of the right to issue First Mortgage Bonds to effect the release may, in certain cases, cease to be effective as such a waiver. Similar provisions are in effect as to cash proceeds of such property. The Mortgage contains special provisions with respect to qualified lien bonds pledged, and disposition of moneys received on pledged prior lien bonds. (See Mortgage, Sections 5, 31, 32, 37, 46-50, 59-63, 100 and 118.)

     Dividend Covenant. Minnesota Power covenants that it will not declare or pay dividends, other than dividends payable in common stock, on or make any other distributions on or acquire, unless without cost to it, any of its common stock unless

     o the provisions for depreciation and retirement of property during the period beginning September 1, 1945 to the date of the proposed payment, distribution or acquisition, plus

     o earned surplus of Minnesota Power, including current net income available to be transferred to earned surplus, remaining:

          (1)  after such payment, distribution or acquisition; and

          (2) after deducting any remainder of the amount of earned surplus of Minnesota Power as of August 31, 1945, after deducting from such amount the charges to earned surplus subsequent to August 31, 1945, other than charges occasioned by dividends (other than dividends payable in common stock) on its common stock or occasioned by other distributions on or acquisitions of its common stock and other than charges to earned surplus with corresponding credits to reserve for depreciation and retirement of property;

shall be at least equal to

     o $1,000,000 plus, for each calendar year 1947 through 1996, $750,000 plus 2 percent of net additions to depreciable mortgaged property made after June 30, 1945 through that calendar year. (See Mortgage, Section 39.) None of Minnesota Power's retained earnings as of June 30, 2000 were restricted as a result of such provisions.

     Modification of the Mortgage. The rights of bondholders may be modified with the consent of the holders of 70 percent of the First Mortgage Bonds and, if less than all series of First Mortgage Bonds are affected, the consent also of the holders of 70 percent of the First Mortgage Bonds of each series affected. Minnesota Power has reserved the right without any consent or other action by the holders of any series of First Mortgage Bonds, including the holders of First Mortgage Bonds offered by this prospectus, to amend the Mortgage so as to substitute 66-2/3 percent for 70 percent in the foregoing provisions. In general, no modification of the terms of payment of principal and interest, no modification of the obligations of Minnesota Power under Section 64 and no modification affecting the lien or reducing the percentage required for modification, is effective against any bondholder without his consent. (See Mortgage, Article XIX; Fifth Supplemental, Section 3.)

     Defaults and Notice Thereof. Defaults are defined as being:

     o    default in payment of principal;

     o default for 60 days in payment of interest or of installments of funds for retirement of First Mortgage Bonds;

     o certain defaults with respect to qualified lien bonds and certain events in bankruptcy, insolvency or reorganization; and

     o default of 90 days after notice in other covenants. (See Mortgage, Section 65.)

     The Mortgage Trustees may withhold notice of default, except in payment of principal, interest or funds for retirement of First Mortgage Bonds, if they think it is in the interest of the bondholders. (See Mortgage, Section 66.) Under the Trust Indenture Act of 1939, Minnesota Power is required to provide to the Mortgage Trustees an annual statement by an appropriate officer as to Minnesota Power's compliance with all conditions and covenants under the Mortgage.

     The Bank of New York, as Mortgage Trustee, or the holders of 25 percent of the First Mortgage Bonds may declare the principal and interest due on default, but a majority may annul such declaration if the default has been cured. (See Mortgage, Section 67.) No holder of First Mortgage Bonds may enforce the lien of the Mortgage without giving the Mortgage Trustees written notice of a default and unless holders of 25 percent of the First Mortgage Bonds have requested the Trustees to act and offered them reasonable opportunity to act and indemnity satisfactory to the Mortgage Trustees and they shall have failed to act. (See Mortgage, Section 80.) The holders of a majority of the First Mortgage Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Mortgage Trustees, or exercising any trust or power conferred upon the Mortgage Trustees, but the Mortgage Trustees are not required to follow such direction if not sufficiently indemnified for expenditures. (See Mortgage, Section 71.)

                         DESCRIPTION OF DEBT SECURITIES

     General. The following description sets forth certain general terms and provisions of Minnesota Power's unsecured debt securities that Minnesota Power may offer by this prospectus ("Debt Security" or "Debt Securities"). Minnesota Power will describe the particular terms of the Debt Securities, and provisions that vary from those described below, in one or more prospectus supplements.

     The Debt Securities will be Minnesota Power's direct unsecured general obligations. The Debt Securities will be senior debt securities. Minnesota Power may issue the Debt Securities from time to time in one or more series. Minnesota Power will issue the Debt Securities under one or more separate Indentures ("Indenture") between Minnesota Power and a trustee ("Indenture Trustee") to be specified in the prospectus supplement.

     The following descriptions of the Debt Securities and the Indenture are summaries and are qualified by reference to the Indenture. The form of the Indenture is being filed as an exhibit to the registration statement, and you should read the Indenture for provisions that may be important to you. References to certain sections of the Indenture are included in parentheses. Whenever particular provisions or defined terms in the Indenture are referred to under this "Description of Debt Securities," such provisions or defined terms are incorporated by reference herein. The Indenture will be qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the Debt Securities.

     The Debt Securities will rank equally with all of Minnesota Power's other senior, unsecured and unsubordinated debt.

     The prospectus supplement relating to any series of Debt Securities being offered will include specific terms relating to that offering. These terms will include any of the following terms that apply to that series:

     o    the title of the Debt Securities;

     o    the total principal amount of the Debt Securities;

     o the date or dates on which the principal of the Debt Securities will be payable and how it will be paid;

     o the rate or rates at which the Debt Securities will bear interest, or how such rate or rates will be determined;

     o the date or dates from which interest on the Debt Securities will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

     o the percentage, if less than 100 percent, of the principal amount of the Debt Securities that will be payable if the maturity of the Debt Securities is accelerated;

     o any date or dates on which, and the price or prices at which, the Debt Securities may be redeemed at the option of Minnesota Power and any restrictions on such redemptions;

     o any sinking fund or other provisions or options held by holders of Debt Securities that would obligate Minnesota Power to repurchase or otherwise redeem the Debt Securities;

     o any changes or additions to the Events of Default under the Indenture or changes or additions to the covenants of Minnesota Power under the Indenture;

     o if the Debt Securities will be issued in denominations other than $1,000;

     o if payments on the Debt Securities may be made in a currency or currencies other than United States dollars;

     o    any convertible feature or options regarding the Debt Securities;

     o any rights or duties of another person to assume the obligations of Minnesota Power with respect to the Debt Securities;

     o    any collateral, security, assurance or guarantee for the Debt
          Securities;

     o any rights to change or eliminate any provision of the Indenture or to add any new provision to the Indenture without the consent of the holders of the securities of such series; and

     o any other terms of the Debt Securities not inconsistent with the terms of the Indenture.

(See Indenture, Section 301.)

     The Indenture does not limit the principal amount of Debt Securities that may be issued. The Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by Minnesota Power.

     Debt Securities may be sold at a discount below their principal amount. United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the prospectus supplement. In addition, certain United States federal income tax or other considerations applicable to any Debt Securities which are denominated or payable in a currency or currency unit other than United States dollars may be described in the prospectus supplement.

     Except as may otherwise be described in the prospectus supplement, the covenants contained in the Indenture will not afford holders of Debt Securities protection in the event of a highly-leveraged or similar transaction involving Minnesota Power or in the event of a change in control.

     Payment and Paying Agents. Except as may be provided in the prospectus supplement, interest, if any, on each Debt Security payable on each interest payment date will be paid to the person in whose name such Debt Security is registered as of the close of business on the regular record date for the interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any Debt Security, the defaulted interest may be paid to the holder of such Debt Security as of the close of business on a date to be fixed by the Indenture Trustee, which will be between 10 and 15 days prior to the date proposed by Minnesota Power for payment of such defaulted interest or in any other manner permitted by any securities exchange on which such Debt Security may be listed, if the Indenture Trustee finds it practicable. (See Indenture, Section 307.)

     Unless otherwise specified in the prospectus supplement, principal of, and premium, if any, and interest, if any, on the Debt Securities at maturity will be payable upon presentation of the Debt Securities at the corporate trust office of the Indenture Trustee, in The City of New York, as Paying Agent for Minnesota Power. Minnesota Power may change the place of payment on the Debt Securities, may appoint one or more additional Paying Agents, including Minnesota Power, and may remove any Paying Agent, all at the discretion of Minnesota Power. (See Indenture, Section 602.)

     Registration and Transfer. Unless otherwise specified in the prospectus supplement, the transfer of Debt Securities may be registered, and Debt Securities may be exchanged for other Debt Securities of the same series of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Indenture Trustee in The City of New York. Minnesota Power may change the place for registration of transfer and exchange of the Debt Securities and may designate additional places for such registration and exchange. Unless otherwise provided in the prospectus supplement, no service charge will be made for any transfer or exchange of the Debt Securities. However, Minnesota Power may require payment to cover any tax or other governmental charge that may be imposed. Minnesota Power will not be required to execute or to provide for the registration of transfer of, or the exchange of,
(a) any Debt Security during a period of 15 days prior to giving any notice of redemption or (b) any Debt Security selected for redemption except the unredeemed portion of any Debt Security being redeemed in part. (See Indenture, Section 305.)

     Satisfaction and Discharge. Minnesota Power will be discharged from its obligations on the Debt Securities of a particular series, or any portion of the principal amount of the Debt Securities of such series, if it irrevocably deposits with the Indenture Trustee sufficient cash or government securities to pay the principal, or portion of principal, interest, any premium and any other sums when due on the Debt Securities of such series at their maturity, stated maturity date, or redemption. (See Indenture, Section 701.)

     The Indenture will be deemed satisfied and discharged when no Debt Securities remain outstanding and when Minnesota Power has paid all other sums payable by Minnesota Power under the Indenture. (See Indenture, Section 702.)

     All moneys Minnesota Power pays to the Indenture Trustee or any Paying Agent on Debt Securities which remain unclaimed at the end of two years after payments have become due will be paid to or upon the order of Minnesota Power. Thereafter, the holder of such Debt Security may look only to Minnesota Power for payment thereof. (See Indenture, Section 603.)

     Limitation on Liens. Unless otherwise specified in a prospectus supplement with respect to a particular series of Debt Securities, Minnesota Power will not create or allow any liens, other than permitted liens, to be created on any of its property, other than excepted property, without making effective provision whereby:

     o    the outstanding Debt Securities shall be equally and ratably secured;
          or

     o secured obligations shall be delivered to the Indenture Trustee in an amount equal to the outstanding Debt Securities.

The term permitted liens includes, among others:

     o    non-delinquent or contested tax or construction liens;

     o judgment liens in an aggregate amount less than $10 million or subject to appeal;

     o easements, leases, title defects that do not impair Minnesota Power's intended use of property;

     o governmental rights, mineral, timber or production rights, joint ownership rights;

     o liens fully secured by deposited money or investment securities, purchase money liens and liens on property at the time of acquisition;

     o liens securing tax-exempt financing, non-recourse liens related to the acquisition or construction of additional property;

     o the lien of the Mortgage or any successor indenture secured by First Mortgage Bonds; and

     o any other liens in an aggregate amount not exceeding 2.5 percent of Minnesota Power's consolidated assets.

The term excepted property includes, among others:

     o cash, shares of stock, interests in partnerships, bonds, notes, evidence of indebtedness and other securities, including investments in its subsidiaries;

     o contracts, leases, accounts receivable, patents, trademarks, intangibles, vehicles, rolling stock, aircraft, inventory;

     o fuel and other consumables, minerals, timber, natural gas production and gathering assets, hydroelectric assets; and

     o    leaseholds.

(See Indenture, Section 608.)

     Consolidation, Merger, and Sale of Assets. Under the terms of the Indenture, Minnesota Power may not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, unless:

     o the surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes Minnesota Power's obligations on all Debt Securities and under the Indenture;

     o immediately after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

     o Minnesota Power shall have delivered to the Indenture Trustee an officer's certificate and an opinion of counsel as to compliance with the foregoing.

     The terms of the Indenture do not restrict Minnesota Power in a merger in which Minnesota Power is the surviving entity. (See Indenture, Section 1101.)

     Events of Default. "Event of Default" when used in the Indenture with respect to any series of Debt Securities, means any of the following:

     o failure to pay interest, if any, on any Debt Security of the applicable series for 30 days after it is due;

     o failure to pay the principal of or premium, if any, on any Debt Security of the applicable series when due, whether at maturity or upon earlier redemption;

     o failure to perform any other covenant in the Indenture, other than a covenant that does not relate to that series of Debt Securities, that continues for 90 days after Minnesota Power receives written notice from the Indenture Trustee, or Minnesota Power and the Indenture Trustee receive a written notice from 33 percent of the holders of the Debt Securities of such series; however, the Indenture Trustee or the Indenture Trustee and the holders of such principal amount of Debt Securities of this series can agree to an extension of the 90 day period and such an agreement to extend will be automatically deemed to occur if Minnesota Power is diligently pursuing action to correct the default;

     o certain events in bankruptcy, insolvency or reorganization of Minnesota Power; or

     o any other event of default included in any supplemental indenture or officer's certificate for a specific series of Debt Securities.

(See Indenture, Section 801.)

     The Indenture Trustee may withhold notice to the holders of Debt Securities of any default, except default in the payment of principal, premium or interest, if it considers such withholding of notice to be in the interests of the holders. An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indenture.

     Remedies

        Acceleration of Maturity. If an Event of Default with respect to fewer than all the series of Debt Securities occurs and continues, either the Indenture Trustee or the holders of at least 33 percent in principal amount of the Debt Securities of any such series may declare the entire principal amount of all the Debt Securities of such series, together with accrued interest, to be due and payable immediately. However, if the Event of Default is applicable to all outstanding Debt Securities under the Indenture, only the Indenture Trustee or holders of at least 33 percent in principal amount of all outstanding Debt

Securities of all series, voting as one class, and not the holders of any one series, may make such a declaration of acceleration.

     At any time after a declaration of acceleration with respect to the Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Event of Default giving rise to such declaration of acceleration will be considered waived, and such declaration and its consequences will be considered rescinded and annulled, if:

     o Minnesota Power has paid or deposited with the Indenture Trustee a sum sufficient to pay:

          (1) all overdue interest, if any, on all Debt Securities of the series;

          (2) the principal of and premium, if any, on any Debt Securities of the series which have otherwise become due and interest, if any, that is currently due;

          (3)  interest, if any, on overdue interest; and

          (4)  all amounts due to the Indenture Trustee under the Indenture; or

     o any other Event of Default with respect to the Debt Securities of that series has been cured or waived as provided in the Indenture.

     There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of Minnesota Power. (See Indenture, Section 802.)

        Right to Direct Proceedings. Other than its duties in case of an Event of Default, the Indenture Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Indenture Trustee a reasonable indemnity. (See Indenture, Section 903.) If they provide a reasonable indemnity, the holders of a majority in principal amount of any series of Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any power conferred upon the Indenture Trustee. However, if the Event of Default relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. (See Indenture, Section 812). The Indenture Trustee is not obligated to comply with directions that conflict with law or other provisions of the Indenture.

     Limitation on Right to Institute Proceedings. No holder of Debt Securities of any series will have any right to institute any proceeding under the Indenture, or to exercise any remedy under the Indenture, unless:

     o the holder has previously given to the Indenture Trustee written notice of a continuing Event of Default;

     o the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series in respect of which an Event of Default shall have occurred and be continuing have made a written request to the Indenture Trustee, and have offered reasonable indemnity to the Indenture Trustee to institute proceedings; and

     o the Indenture Trustee has failed to institute any proceeding for 60 days after notice and has not received any direction inconsistent with the written request of holders during such period.

(See Indenture, Section 807.)

        No Impairment of Right to Receive Payment. However, the limitations described in the preceding paragraph do not apply to a suit by a holder of a Debt Security for payment of the principal of or premium, if any, or interest, if any, on a Debt Security on or after the applicable due date. (See Indenture, Section 808.)

        Annual Notice to Indenture Trustee. Minnesota Power will provide to the Indenture Trustee an annual statement by an appropriate officer as to Minnesota Power's compliance with all conditions and covenants under the Indenture. (See Indenture, Section 606.)

        Modification and Waiver. Minnesota Power and the Indenture Trustee may enter into one or more supplemental indentures without the consent of any holder of Debt Securities for any of the following purposes:

     o to evidence the assumption by any permitted successor of the covenants of Minnesota Power in the Indenture and in the Debt Securities;

     o to add additional covenants of Minnesota Power or to surrender any right or power of Minnesota Power under the Indenture;

     o    to add additional Events of Default;

     o to change, eliminate, or add any provision to the Indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of Debt Securities of any series, other than any series the terms of which permit such change, elimination or addition, in any material respect, such change, elimination, or addition will become effective only as to such series:

          (1) when the consent of the holders of Debt Securities of such series has been obtained in accordance with the Indenture; or

          (2) when no Debt Securities of such series remain outstanding under the Indenture;

     o    to provide collateral security for all or part of the Debt Securities;

     o to establish the form or terms of Debt Securities of any other series as permitted by the Indenture;

     o to provide for the authentication and delivery of bearer securities and coupons attached thereto;

     o to evidence and provide for the acceptance of appointment of a successor Indenture Trustee;

     o to provide for the procedures required for use of a noncertificated system of registration for the Debt Securities of all or any series;

     o to change any place where principal, premium, if any, and interest shall be payable, Debt Securities may be surrendered for registration of transfer or exchange and notices to Minnesota Power may be served; or

     o to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture; provided that such action shall not adversely affect the interests of the holders of Debt Securities of any series in any material respect.

(See Indenture, Section 1201.)

     The holders of at least a majority in aggregate principal amount of the Debt Securities of all series then outstanding may waive compliance by Minnesota Power with certain restrictive provisions of the Indenture. (See Indenture, Section 607.) The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding Debt Security of the series affected. (See Indenture, Section 813.)

     If the Trust Indenture Act of 1939 is amended after the date of the Indenture in such a way as to require changes to the Indenture, the Indenture will be deemed to be amended so as to conform to such amendment of the Trust

Indenture Act of 1939. Minnesota Power and the Indenture Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence such an amendment. (See Indenture, Section 1201.)

     The consent of the holders of a majority in aggregate principal amount of the Debt Securities of all series then outstanding is required for all other modifications to the Indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected will be required. No such amendment or modification may:

     o change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of any Debt Security or its rate of interest or change the method of calculating such interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security, without the consent of the holder;

     o reduce the percentage in principal amount of the outstanding Debt Securities of any series whose consent is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

     o modify certain of the provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the Debt Securities of any series, without the consent of the holder of each outstanding Debt Security affected thereby.

     A supplemental indenture which changes the Indenture solely for the benefit of one or more particular series of Debt Securities, or modifies the rights of the holders of Debt Securities of one or more series, will not affect the rights under the Indenture of the holders of the Debt Securities of any other series.

     (See Indenture, Section 1202.)

     The Indenture provides that Debt Securities owned by Minnesota Power or anyone else required to make payment on the Debt Securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (See Indenture, Section 101.)

     Minnesota Power may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but Minnesota Power shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after such record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding Debt Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding Debt Securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same Debt Securities and the holder of every Debt Security issued upon the registration of transfer of or in exchange of such Debt Securities. A transferee will be bound by acts of the Indenture Trustee or Minnesota Power taken in reliance thereon, whether or not notation of such action is made upon such Debt Security. (See Indenture, Section 104.)

    Resignation of the Indenture Trustee. The Indenture Trustee may resign at any time by giving written notice to Minnesota Power or may be removed at any time by act of the holders of a majority in principal amount of all series of Debt Securities then outstanding delivered to the Indenture Trustee and Minnesota Power. No resignation or removal of the Indenture Trustee and no appointment of a successor Indenture Trustee will be effective until the acceptance of appointment by a successor Indenture Trustee. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to the Indenture Trustee appointed by act of the holders, if Minnesota Power has delivered to the Indenture Trustee a resolution of its Board of Directors appointing a successor Indenture trustee and such successor has accepted such appointment in accordance with the terms of the respective Indenture, the Indenture Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as Indenture trustee in accordance with such Indenture. (See Indenture, Section 910.)

     Notices. Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they may appear in the security register therefor. (See Indenture, Section 106.)

     Title. Minnesota Power, the Indenture Trustee, and any agent of Minnesota Power or the Indenture Trustee, may treat the person in whose name Debt Securities are registered as the absolute owner thereof, whether or not such Debt Securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Indenture, Section 308.)

     Governing Law. Each Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (See Indenture, Section 112.)

     Regarding the Indenture Trustee. The Indenture Trustee will be specified in the prospectus supplement. In addition to acting as Indenture Trustee, the Indenture Trustee may act as trustee under various indentures and trusts of Minnesota Power and its affiliates.


                              PLAN OF DISTRIBUTION

     Minnesota Power may sell the Securities:

     o    through underwriters or dealers;

     o    through agents; or

     o    directly to one or more purchasers.

     Through Underwriters or Dealers. If Minnesota Power uses underwriters in the sale, the underwriters will acquire the Securities for their own account. The underwriters may resell the Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the Securities directly or through underwriting syndicates represented by managing underwriters. Unless otherwise stated in the prospectus supplement relating to any series of Securities, the obligations of the underwriters to purchase the Securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the Securities if they purchase any of them. If Minnesota Power uses a dealer in the sale, Minnesota Power will sell the Securities to the dealer as principal. The dealer may then resell those Securities at varying prices determined at the time of resale.

     Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Through Agents. Minnesota Power may designate one or more agents to sell the Securities. Unless stated in a prospectus supplement, the agents will agree to use their best efforts to solicit purchases for the period of their appointment.

     Directly. Minnesota Power may sell the Securities directly to one or more purchasers. In this case, no underwriters or agents would be involved.

     General Information. A prospectus supplement will state the name of any underwriter, dealer or agent and the amount of any compensation, underwriting discounts or concessions paid, allowed or reallowed to them. A prospectus supplement will also state the proceeds to Minnesota Power from the sale of the Securities, any initial public offering price and other terms of the offering of the Securities.

     Minnesota Power may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase the Securities from Minnesota Power at the public offering price and on terms described in the related prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future.

     Minnesota Power may have agreements to indemnify agents, underwriters and dealers against certain civil liabilities, including liabilities under the Securities Act of 1933.


                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to Minnesota Power's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Legal conclusions and opinions specifically attributed to General Counsel herein under "Description of First Mortgage Bonds" and in the documents incorporated in this prospectus by reference have been reviewed by Philip R. Halverson, Esq., Duluth, Minnesota, Vice President, General Counsel and Secretary of Minnesota Power, and are set forth or incorporated by reference herein in reliance upon his opinion given upon his authority as an expert.

     As of July 1, 2000, Mr. Halverson owned 21,978 shares of common stock of Minnesota Power. Mr. Halverson is acquiring additional shares of Minnesota Power common stock at regular intervals as a participant in the Employee Stock Ownership Plan and Supplemental Retirement Plan. Under the Executive Long-Term Incentive Compensation Plan, Mr. Halverson has:

     o been granted options to purchase 38,467 shares of Minnesota Power common stock, of which 24,652 options are fully vested, the remainder of which shall vest over the next two years, and all of which will expire ten years from the date of grant;

     o earned approximately 874 performance shares that have not yet been paid out under the terms of this Plan; and

     o an award opportunity for up to 7,538 additional performance shares contingent upon the attainment of certain performance goals of Minnesota Power for the period January 1, 2000 through December 31, 2001.


                                 LEGAL OPINIONS

     The legality of the Securities will be passed upon for Minnesota Power by Mr. Halverson and by Thelen Reid & Priest LLP, New York, New York, counsel for Minnesota Power, and for any underwriter, dealer or agent by Morrison Cohen Singer & Weinstein, LLP, New York, New York. Thelen Reid & Priest LLP and Morrison Cohen Singer & Weinstein, LLP may rely as to all matters of Minnesota law upon the opinion of Mr. Halverson.

                               -------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. MINNESOTA POWER HAS NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. MINNESOTA POWER IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

=========================================    ===================================


YOU  SHOULD   RELY  ON  THE   INFORMATION
INCORPORATED  BY REFERENCE OR PROVIDED IN     ALLETE
THIS  PROSPECTUS  SUPPLEMENT  OR  IN  THE     (LEGALLY INCORPORATED AS
ACCOMPANYING  PROSPECTUS.  ALLETE HAS NOT     MINNESOTA POWER, INC.)
AUTHORIZED  ANYONE  ELSE TO  PROVIDE  YOU
WITH  DIFFERENT  INFORMATION.  ALLETE  IS
NOT MAKING AN OFFER OF THE  SENIOR  NOTES     $   ,000,000
IN ANY  JURISDICTION  WHERE  THE OFFER IS     FLOATING RATE SENIOR NOTES DUE
NOT  PERMITTED.  YOU  SHOULD  NOT  ASSUME     OCTOBER   , 2003
THAT THE  INFORMATION IN THIS  PROSPECTUS
SUPPLEMENT   OR   IN   THE   ACCOMPANYING
PROSPECTUS  IS  ACCURATE  AS OF ANY  DATE
OTHER  THAN  THE  DATE  ON THE  FRONT  OF
THOSE DOCUMENTS.


-----------------------------------------

TABLE OF CONTENTS

                                     PAGE
                                     ----

         PROSPECTUS SUPPLEMENT

AllETE................................S-2
USE OF PROCEEDS.......................S-4
CERTAIN TERMS OF THE SENIOR
  NOTES...............................S-4
UNDERWRITING..........................S-7    PROSPECTUS SUPPLEMENT


               PROSPECTUS                    ABN AMRO INCORPORATED

WHERE YOU CAN FIND MORE                      BANC ONE CAPITAL MARKETS, INC.
  INFORMATION...........................1
INCORPORATION BY REFERENCE..............1    J.P. MORGAN & CO.
SAFE HARBOR STATEMENT UNDER THE
  PRIVATE SECURITIES LITIGATION              SUNTRUST EQUITABLE SECURITIES
  REFORM ACT OF 1995....................1
MINNESOTA POWER, INC....................4    U.S. BANCORP PIPER JAFFRAY
USE OF PROCEEDS.........................6
CONSOLIDATED RATIO OF EARNINGS               WELLS FARGO BROKERAGE SERVICES, LLC
  TO FIXED CHARGES......................6
DESCRIPTION OF FIRST
  MORTGAGE BONDS........................7    OCTOBER   , 2000
DESCRIPTION OF DEBT SECURITIES.........11
PLAN OF DISTRIBUTION...................18
EXPERTS................................19
LEGAL OPINIONS.........................19
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